December 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:         H. Roger Schwall, Assistant Director

Re:  Nomad Foods Limited

Registration Statement on Form F-1

Filed November 24, 2015

File No. 333-208181

Dear Mr. Schwall:

On behalf of Nomad Foods Limited (the “Company”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated December 18, 2015 with respect to the Company’s registration statement on Form F-1 (File No. 333-208181) filed with the Commission on November 24, 2015 (the “Registration Statement”). In conjunction with this letter, the Company is submitting an Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been bolded and italicized.

Selling Shareholders, page 99

1.      We note that for certain selling shareholders that are other than natural persons, you have provided the person or persons who have voting or investment control over your securities. However, for other selling shareholders you have not identified such natural persons. Accordingly, for each entity, please revise to disclose the natural person(s) who has voting or investment control over the securities they own. Refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

GREENBERG TRAURIG, P.A. ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 401 East Las Olas Boulevard, Suite 2000 ■ Ft. Lauderdale, Florida 33301 ■ Tel 954.765.0500 ■ Fax 954.765.1477

United States Securities and Exchange Commission

Division of Corporation Finance

December 21, 2015

Response:

The Company respectfully acknowledges the Staff’s comment and, where required, has updated its disclosure in Amendment No. 1 to include the natural person(s) who has voting or investment control over the applicable securities.

Exhibits

2.	Please file the opinion of counsel as soon as practicable. Please allow time for our review once it is filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the opinion of counsel with Amendment No. 1.

* * * * *

We hereby acknowledge on behalf of the Company that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to the Company disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues. Please direct any questions, comments or requests for further information to me at 954-768-8210 or fax at 954-754-1477.

Very truly yours, GREENBERG TRAURIG, P.A.

/s/ Flora R. Perez
Flora R. Perez

cc:	Stéfan Descheemaeker, Chief Executive Officer, Nomad
Foods Limited
Paul Kenyon, Chief Financial Officer, Nomad Foods Limited

GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM